U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                     FORM 10-SB





                     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE
                                 SECURITIES ACT OF 1934


                             CENTRAL AMERICAN EQUITIES CORP.
              (Name of Small Business Issuer as specified in its charter)


                 FLORIDA                                   65-0636168
                ---------                                  ----------
         (State or other jurisdiction of           (I.R.S. Employer I.D. No.)
           incorporation or organization)


                              19200 Von Karman, Ste. 850
                                  Irvine, CA  92612

                      (Address of Principal Executive Office)

          Issuer's Telephone Number, including Area Code:  (714)#757-0222

       Securities registered pursuant to Section 12(b) of the Exchange  Act:

                                        None

      Securities registered pursuant to Section 12(g) of the Exchange  Act:

                          Common Stock, $0.001 par value

                                   Title of Class



            INFORMATION REQUIRED IN REGISTRATION STATEMENT
                               PART I

                            Alternative 2


Description of the Business/Properties

    Central American Equities Corp. (the "Company" or "CAE") was incorporated under the laws of the State of Florida on January 23, 1996. The Company acquired Cal Tico, L.P. ("Cal Tico"), Ecolodge Partners L.P. ("Ecolodge") and MarineLodge Partners, L.P. ("MarineLodge" and, together with Cal Tico and Ecolodge, the "Partnerships") The company provides an integrated eco-vacation experience in Costa Rica. And is in the business of owning and operating hotels and operating hotels and real property in Costa Rica.

  Description of Properties

HOTEL ALTA

Hotel Alta is the first stop for vacationers on the Company's integrated eco-adventure tour. However, it is also a commercial hotel that could fill its 23 rooms with business travelers and not need the soft-adventure traveler.

        * Hotel Alta is a, 23-unit, exquisite hotel located on approximately one acre of land in Santa Ana, 8 miles from downtown San Jose. The area is considered one of the most affluent districts of Costa Rica and is currently experiencing a significant real estate boom.
        Nearby Santa Ana (population 26,777) and Escazu (population
        44,282) area is considered one of the most affluent districts of Costa Rica. Nearby facilities include two golf courses, tennis courts, and an equestrian center.

        * A 65-seat fine dining restaurant located within the hotel and is owned and operated by CAE. The restaurant's chef -- formerly the Chef at L'Esmeraldo in Palm Desert, California -- will be a major draw. The restaurant is well positioned to receive guests from nearby hotels and upscale locals who seek gourmet meals.

        * The hotel and restaurant have a number of positive characteristics that should lead to their financial success. The quality and amenities are unique to Costa Rica (Costa Rica has very few, if any, world class hotels or restaurants), the site is in a prime location, the hotel has beautiful architecture, and the management has a strong vision of the future of the hotel. This boutique hotel provides an alternative to the assaulting environment often experienced by travelers who stay in the downtown areas. Management expects Hotel Alta to be the first Relais and Chateaux hotel in Central America.

        * The Central Valley, the primary market area (PMA) for Hotel Alta, had 458,576 foreigner demand for lodgings and 35,832 local demand for lodgings for a total demand of about 494,408. This is about 10% of Costa Rica's local demand and 40% of the foreign demand.

        * Demand for lodgings in the PMA is projected to grow by one-third from 1995 to 1999, increasing at an average annual rate of 7.4%. The average stay of foreign visitors to the PMA should increase from an estimated 6.9 days in 1995 to 7.5 days by 1999. As the affluence of visitors increases, the demand for better lodgings is also expected to increase.

        * There are 325 hotels in the PMA with, collectively, more than 8,000 rooms. About 40% of the hotel rooms and 30% of the hotels in Costa Rica are located in this region. About 830 additional hotel rooms are in some stage of development.

        * More than 3,500 new rooms will need to be available by 1999 to maintain an average annual occupancy rate of 60%.

        * Hotel Alta charges an average rate of $125 per night per standard room. This rate is within the range of its competitors and, considering the amenities it offers and its aesthetic appeal, may be considered low.

*  Zoning

The parcel is zoned for middle density residential which includes a hotel. To enhance views and not exceed the plan of limit, the hotel is designed to cascade down the hill. The parcel is surrounded primarily by homes and small apartments.

*  Climate and Visibility

	Hotel Alta is located on a hill overlooking the City of San Jose and the Santa Ana Valley. On a clear day one can see from the residential floors of the hotel the Pacific Ocean, more than 35 miles away. Although the Juan Santamaria International Airport is nearby, one cannot see it or hear airport noise because it is hidden behind a hill.

        A bus line runs along the street in front of the hotel and buses generally travel by the hotel every half hour during peak hours. Roads to and from the hotel are always passable.

*  Utilities

        Water in the Santa Ana area is known for its high quality. Sewage is completely treated on-site within a nonmechanical, gravity-flow system. Treated gray water eventually flows into the storm drain system on the street toward the downhill side of the hotel.
        Systems which will use the treated waters to irrigate landscaping are being installed.

        The rooms are slated to have updated communication services, including both telephone and computer modem lines. Although some areas of Costa Rica are experiencing difficulty obtaining sufficient telephone lines, Hotel Alta has already secured twelve telephone lines for the 23-room hotel.

        This site is fully supplied with the necessary electricity and a back-up generator is available for the power outages which occasionally occur during severe storms. Propane gas is delivered to the site and cable television service has already been installed in the neighborhood.

*  Public Safety

        The safety provides a very safe and unique environment for its clientele. In contrast to downtown San Jose, where many business hotels are located, Santa Ana and the area immediately surrounding the Hotel Alta has a very low crime rate (in a country that is known for its low crime rate). There are no ghettoes or impoverished areas nearby. The area is among the most affluent areas in the country.

        Two of the best hospitals in the country are located within a short drive from the site. San Juan de Dios and Mexico Hospital. A Red Cross ambulance is stationed within one mile of the site in each direction. The Fire Department is located about 10 minutes from the hotel. On site, the hotel has fire stations on every floor and within the restaurant kitchen areas.

*  Occupancy Rates and the Seasonality of Demand

        As is the case throughout Costa Rica, demand is seasonal. Demand for both four- and five-star hotels rises during the dry season and again during the northern hemisphere's summer and decreases during the rainy season. In general, occupancy levels declined between
       1993 and 1994 as new hotels opened their doors and the international arrivals to the Central Valley began to slow.

        A number of factors suggest demand for Hotel Alta will be brisk.
         First, many business travelers find downtown to be an assaulting environment.  The air is polluted with fumes from cars and buses that are required to use smog devices, the streets are crowded and noisy, and street crime is a potential threat at night, the travelers seek a boutique hotel on the outskirts of San Jose where they will find a pleasant, unhurried environment, and still have ready access to downtown.

        Second, the suburbs of San Jose are growing in the direction of the
         Santa Ana area.  Third, many business travelers are drawn to the area because it is near where they will do  business, the American ambassador's residence is within a mile and the Nicaraguan ambassador's residence is across the street from the hotel.
        There are many business in the area (anecdotal evidence indicates more than 200 companies) and the hotel is close to the free zones and industrial zones (but not in them).



ECOLODGE SAN LUIS AND BIOLOGICAL STATION

After leaving Hotel Alta the next stop on the eco-adventure tour planned by CAE is Ecolodge San Luis and Biological Station, an integrated ecotourism/research/education project directed on-site by two renowned tropical biologists.

        * The 162-acre Ecolodge San Luis property is located at the head of the San Luis Valley, in northwestern Costa Rica, approximately 3.5 hours from San Jose's International Airport. The property borders on the world famous Monteverde Cloud Forest Reserve (acclaimed as "one of the most outstanding wildlife sanctuaries in the New
        World tropics" and named as one of the top ten ecotourism destinations in the world) and the Children's International
        Rain Forest.

        *  Ecolodge San Luis has three complementary facets on one parcel:
         (1) the San Luis Biological Station has a 60 bunk beds for students, researchers, and other visitors in rustic accommodations;
        (2) Ecolodge San Luis, a rain forest lodge with 12 completed rooms in cabinas and 18 additional rooms projected to be completed by June 1999; and (3) a working tropical farm.

        * CAE has designed the Ecolodge to combine ecotourism, agro-tourism, education, and tropical forestry research in a showcase project that demonstrates that private enterprise must play a role in preserving tropical rain forests and that tourism itself is a critical driving force in their preservation.

        * Priced at varying levels of affordability, Ecolodge San Luis offers the opportunity for all to experience the rain forest but pay only for the level of comfort they can afford and desire --- from rustic bunk beds to an ecoexperience.

        * Drs. Milton Lieberman and Diana Lieberman, internationally recognized experts in the field of tropical ecology, are responsible for the supervision of the Ecolodge. The Liebermans and their team of professional biologist-guides provide a full schedule of field activities and informational programs for each guest.

        * Soon an additional entrance to the Monteverde Reserve will open that will permit an alternative for the overflow crowd from the saturated northern entrance. The new entrance will be within a half mile of the Ecolodge and visitors will have to pass the Ecolodge to gain access to the Reserve.

        * Ecolodge San Luis' isolation is unique in the crowded Monteverde area. With fewer crowds, guests are much more likely to see animal life. Guests are able to visit the relative "bustle" of Monteverde and, if they wish, stay in the more primitive wonders of the San Luis Valley.

        * The low cost bunk beds are very likely to have occupancy levels that are high year round, not just in the dry season. Already-made contacts with the Organization of Tropical Studies and university educational and alumni programs offer a large source of potential guests. This should contribute to a "smoothing" of the cyclical nature of revenue flows. Non-binding agreements with a US-based service organization could bring as many as 6000 guests to the Ecolodge.

        * With only one phone currently installed, the Lodge's phone system is currently inadequate. The government has granted permission for a cellular phone system. This, and a planned centralized phone system for all three of the CAE hotels, will help to alleviate this problem.

        * Between 1984 and 1995, annual visitation to the Monteverde Cloud Forest Reserve increased from 5900 to 50,000.

        * Recently, the Monteverde area had 58,017 foreigner and 1076 local demand for lodgings for a total demand of about 59,093.

        * There were at least 12 hotels in the Monteverde area and more than 200 rooms in March 1995. About 30 additional hotel rooms are in some stage of development in the Monteverde area.

        * Ecolodge San Luis charges a rate of $50 to $65 per night per person for the bunk beds and $80 per person in cabina rooms including all meals, taxes, and programs. This rate is within the range of its competitors.

        *  Ecolodge San Luis has what is called a "tropical pre-montane"
         climate. It is pleasant and generally cool year round. Because of its elevation, the site does not have the potential discomfort of hot, steamy, insect-ridden, lowland habitats. Visitors can expect to enjoy comfortable, healthful conditions. Rainfall averages about 2.6 meters (about 100 inches) per year and falls primarily from May to July.


        *  Transportation

        From San Jose, the capital of Costa Rica, visitors have easy access to the site by means of bus, taxi, or private car. Several buses a day leave the capital city of San Jose for the nearby town of Santa Elena. Approximate driving time from Ecolodge San Luis to San Jose via car is 3.5 hours. Other approximate driving times are: 6 to 7 hours to Arenal Lake and Volcano; and 2 hours to the Pacific port city of Puntarenas (where one can catch a ferry to the Lodge at Cabo Blanco).

        There is no airport in the Monteverde region although helicopters have landed on private property in the San Luis Valley. The recently opened Tomas Guardia International Airport in Liberia is about 3.5 hours away by car. This new airport will allow international visitors to arrive in the northwest comer of the country and travel from there to nearby Pacific locations.

        Road Access. Road access in the remote regions of Costa Rica is an important consideration for hoteliers concerned with occupancy, particularly during the rainy season. From San Jose, the main route to the Monteverde area is the Pan American Highway. This multi-laned road is paved, has more than its fair share of potholes but is always being upgraded. It is designed to provide alternative routes of passage if there is a rare bridge outage.

        There are two southern routes from the Pan American Highway to the Monteverde area that eventually link to form one main road. The road from Sardinal is partly paved and constantly being upgraded. As money has not been appropriated to complete the job (and many would prefer that construction be delayed to keep the Monteverde area remote and pristine) it may take many years before the work is completed. The road from Lagartos is graded but unpaved and considered the faster of the two. It is maintained by the Municipality of Puntarenas and is never impassable for more than a few hours, even after the worst of storms.

        The San Luis Valley is quite remote. There is generally only one way into the valley by car and it is from the west on a groomed but unpaved trunk road. (A second, steep and rocky entrance to the valley directly from Monteverde to the north is advisable only for horses and the rabid 4- wheel driver.) The main Valley road travels directly past the Ecolodge and is maintained regularly by the San Luis Development Association, Municipality of Puntarenas
        (of which Ecolodge San Luis is a member). This road is generally in better condition than the road from Logartos.

        The last section of the road, about 700 meters from the local school to the Ecolodge, was recently completed by the Costa Rican government in preparation for the opening of the new entrance into the Monteverde Reserve. The government has committed to maintain this road from the Ecolodge boundary, through the San Luis
             Valley.

        *  Utilities

        By successfully bringing utilities to this remote area, what was once the major risk facing Ecolodge San Luis, has now become its major achievement.

        Water for Ecolodge San Luis comes from natural artesian springs located in the cloud forest high above the ranch. The water consistently tests pure. No livestock graze in any terrain above the springs. Pipes that bring, the water to the site have the necessary easements and storage tanks hold up to 10,000 gallons of water in the unlikely event that the water pipes are disrupted.

        No sewer or gas lines cross the San Luis Valley. At Ecolodge San Luis, wastewater is adequately treated and disposed of in 9 independent septic tanks on the property. Propane gas, brought in by the bottle, heats the hot water and kitchen stoves.

        Only a few years ago, the upper end of the San Luis Valley was not on the national power grid. Now, Ecolodge San Luis has its own substation and is served by a 7,250 volt line providing more than enough electricity to power the Ecolodge through its final stages of expansion. If the power is interrupted, which historically has happened once or twice a month, two standby generators provide sufficient electricity to meet the emergency. Although electricity is plentiful, to inhibit noise pollution, management has decided not to furnish rooms with television sets.


        Phone facilities are still relatively sparse. Before the Ecolodge there were no telephones in the San Luis Valley. Ecolodge San Luis currently has only one line and is scheduled to add cellular phones in the next two months. Guests traveling from Hotel Las Palomas will be offered the opportunity to rent a portable phone to take to Ecolodge San Luis. Cellular access from the Ecolodge is reportedly excellent.

        *  Public Safety

        Crime is almost unheard of in the remote San Luis Valley. Fire stations are far from the Ecolodge San Luis. Although there is no inherent fire danger, extinguishers are p aced in numerous spots within the structures.

        *  Programs and Activities

        An extensive and well-designed trail system covers the 162 acres of Ecolodge property. When finished the trails will provide access to all the habitats present: cloud forest; mountain streams tumbling through rocky gorges; farmland with plantings of coffee, bananas, vegetables, and fruit trees; pastures with moss-laden shade trees-, secondary forest in stages of recovery, and gardens with a diversity of ornamental plants. All of these habitats support distinctive floras and faunas, and all offer exceptional opportunities for enjoying and learning about the ecology of the tropics.

        Most important and perhaps most rare, the Ecolodge will provide a world-class ecotourism experience, bringing visitors together with professional research scientists who can give them an up-to-date and insightful introduction to the complex ecosystems that surround them. Activities include general orientation talks, guided walks led by tropical forest experts, night hikes to view nocturnal creatures, slide presentations on many aspects of Costa Rican natural history, seminars by active research scientists, and informal discussions of the day's observations. Guides show the guests tropical forests, animals, and birds. The 219 species of birds on the property makes it one of the best birding experiences anywhere in the world.

        Family-style meal service offered in the biological station's dining facility foster the interaction among visitors, researchers, students, and nature guides. Questions are readily answered by resident biologists, facilitating broader discussions of each visitor's interests and concerns. During this informal sharing of the days experiences and observations, each visitor adds to the knowledge and excitement of the Ecolodge guests. Visitors to the Ecolodge experience a truly unique, hands-on tropical experience.

THE LODGE AT SUNSET REEF

After leaving Ecolodge San Luis, CAE will take vacationers south to the port city of Puntarenas, crossing the Gulf of Nicoya by ferry and then driving west to the Lodge at Sunset Reef.

        * The Lodge at Sunset Reef and 50 seat restaurant at Playa Carmen are located in the small Pacific beach-front town of Mal Pais on the southern tip of the Nicoya Peninsula. Mal Pais lies on the northern border of the renowned Absolute Natural Reserve of Sunset Reef --- the "jewel of nature at the very tip of the Nicoya Peninsula."

        * The Lodge at Sunset Reef provides an up-scale, gourmet eco-experience. It contains about 3 acres of beachfront land with 1500 feet of ocean frontage. It is surrounded by miles of unspoiled shoreline, spectacular beaches, and lush forests. Currently on site there is a fully operating 14-room hotel complete with pool, restaurant and bar. CAE plans to expand the hotel to 26 rooms.

        * Playa Carmen will provide a lower cost, rustic bunk bed facility and will cater to the budget vacationer or researcher who wishes to take in the numerous activities, or participate in on-going research, The restaurant with bar is located about four miles away on the broad, white, sandy beach at Playa Carmen, known as one of the best surfing beaches in Costa Rica. The rectangular parcel has 168 feet of beach frontage and an area of 3.2 acres. Adjacent to the restaurant, CAE plans to construct a 48-person bunkhouse and a Marine Biological Station by June 1999.

        * The Marine Biology Station will be an integrated ecotourisim/research/education experience, focusing on the marine environment and the nearby tropical "dry" forests and coastal habitats. It will be the first of its kind in Costa Rica. CAE is also considering subdividing the land and selling or leasing parts for use in other commercial activities.

        * Mal Pais and the Absolute Natural Reserve of Sunset Reef are extraordinarily beautiful areas. The location was considered optimal because of its sunny weather, spectacular sunset views and a nearby waterfall, absence of biting insects, and most of all, the range, quality, and diversity of contrasting shore environments. One of the most famous coral reefs in Costa Rica is adjacent to the Lodge at Sunset Reef within the reserve protectorate. There is no other quality hotel 'in the Mal Pais area. The Lodge is very isolated and quiet in an unexploited region of Costa
         Rica. Even though it is isolated, it will offer a quality of service and gourmet food that is unusually high. The bunk beds at Playa Carmen are expected to be busy on a year-round basis. Occupancy at the Lodge at Sunset Reef is expected to have dry-season peaks. The occupancy patterns at Playa Carmen are expected to provide counter-cyclical revenue that balances the low occupancy at the Lodge during the rainy season.

        * Lack of telecommunications equipment hinders the reservations system. The one telephone line at the Lodge at Sunset Reef supports both a fax machine and a phone. The restaurant at Playa Carmen is without a phone line (although management has portable walkie-talkies).

        * Marketing is particularly important because, until road conditions to Mal Pais are improved, upscale walk-in traffic will probably be rare. Bridges are needed over at least three washes to assure all-weather travel to and from the Lodge. CAE is considering whether it should pay for the construction of these bridges.

        * CAE management has a number of plans to reduce or enliven travel time to the Lodge. The town of Cobano, only a few miles from the Lodge has an abandoned air strip that was once served by a local carrier. CAE is exploring opportunities to reopen the air strip on a limited basis for charters or scheduled Rights from San Jose. CAE is also examining opportunities for helicopter services from San
            Jose to a landing pad at Playa Carmen. CAE has negotiated an arrangement with Calypso Cruises, one of the biggest and highest quality pleasure cruise companies in Costa Rica, to bring
               guests to the Lodge via a large 40-person catamaran.

        * Currently the northern entrance to the Reserve through Mal Pais is closed to visitors but there are discussions under-way to allow visitor access through Mal Pais, past the Lodge.

        * The PMA (the Southern Nicoya Peninsula area) had 232,483 foreigner demand for lodgings and 62,648 local demand for lodgings for a total demand of about 295,13 1.

        * There were 122 hotels in the Southern Nicoya Peninsula area and more than 3,225 rooms. About 338 additional hotel rooms are in some stage of development in the PMA.

        * The Lodge at Sunset Reef is currently charging $90 per night, double occupancy, including breakfast. Horses are $10 per hour additional. These rates are within the range of its competitors. The bunk beds in the Biological Station at Playa Carmen will charge
           $20 per night, per person, not including meals.

*  Climate and Visibility

Mal Pais has a warm tropical climate, with ocean breezes moderating temperatures on the beach. Rainfall is heaviest between July and October, but only rarely does it rain all day. Visibility is very clear, there is no air pollution.

*  Transportation

Mal Pais is approximately five hours via car and ferry from San Jose" and two hours via small plane from San Jose to Tambor and taxi from Tambor to the Lodge. Several buses a day provide inexpensive transportation from San
   Jose to Puntarenas where a ferry leaves every few hours for Paquera on the eastern edge of the Nicoya Peninsula. Once on the Peninsula, buses will take you from Paquera to Cobano. A taxi from Paquera to Mal Pais costs approximately $30. Two local airlines fly from San Jose to Tambor on the Nicoya Peninsula.

Road Access. Some have called Mal Pais one of the last accessible stretches of land on the west coast of Costa Rica that is not developed. The Lodge at
  Sunset Reef is at the end of the road from Cobano. both literally and figuratively and currently the road is unpaved. From July through October heavy rains can fall on the Nicoya Peninsula and the road can become impassable except for large 4-wheel drive vehicles. As a consequence, it is the policy of the hotel to lower the room rate of any guest who might be stranded by the inclement weather.

The road to Cabuya from the Lodge provides a short, 20-minute route to the southern entrance of the Absolute Natural Reserve of Cabo Blanco. However,
  it is generally impassable during much of the rainy season (we found it impassable in April after a two-inch squall).

*  Utilities
Water for the Lodge comes from natural springs located in the Absolute
 Natural Reserve of Cabo Blanco. Storage tanks on the grounds of the Lodge hold an adequate supply of about 6000 gallons. The pipes break frequently and, to wean itself off the local water board's unreliable service and high rates, the Lodge is considering the installation of a solar-powered desalinator. Mal Pais does not have a public sewer or treatment plant.
     The hotel and adjoining restaurant are serviced by 3 large septic tanks.
      Playa Carmen is also serviced by septic tanks on site.

Electricity came to Mal Pais only two years ago, and with it came an increase in development and real estate values. Electricity is expensive and occasionally unreliable: about twice a month it goes out for short periods of time, usually because of lightning. The Lodge is equipped with a back-up generator, although it will need to be upgraded to power air conditioning units currently being installed. Management is considering the installation of solar energy generators. Propane gas is shipped in by cylinder.

*  Public Safety

There is virtually no crime in the area. A medically equipped helicopter can reach the isolated resort in less than 25 minutes through radio dispatch from Tambor.






Directors, Executive Officers, and Significant Employees.

                Identification of Directors and Executive Officers

	The following table sets forth the names of all current directors and executive officers of the Company.  These persons were elected on
          01/20/97.  They will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.


                                Positions               Date of
Name                            Held                     Election
---------------------------------------------------------------

Brian Frazee                    President/               10/97
                     		CEO

W.F.O. Rosenmiller              Secretary/               01/97
                     		Treasurer/
                                Director

Richard Wm. Talley              Director                 01/97


Paul King                       Director                 01/97


                                Business Experience

	BRIAN FRAZEE, President and CEO of Central American Equities Corp.
         Mr. Frazee joined CAE in May of 1997 as assistant General Manager.
           He was trained at Hotel Alta by Warren Francis, who received his classical training in hotel management from Cornell's School of
            Hotel Administration (Master's Degree 1985).  Mr. Francis
             returned to the United States in September of 1997, at which time Mr. Frazee was promoted to General Manager.  Mr. Frazee received his degree in Hotel Administration from Washington
                State University in Pullman, Washington.  He has worked
                 extensively for the Westin Hotel Group and Gleneagles Hotel in Scotland.

	W.F.O. ROSENMILLER, Secretary, Treasurer and Director of Central
        American Equities Corp.   A graduate of Penn State University (BS)
        and Drexel University (MBA). Mr. Rosenmiller spent four years in the US Navy and was honorably discharged as a full lieutenant with expertise in open sea navigation as well as general nautical knowledge. Mr. Rosenmiller brings to the Partnership a wealth of management and development experience. As a director/owner of the Snow Time Inc., a ski resort complex consisting of facilities in New York State and Lancaster, Pennsylvania with revenues in excess of 20 million, Mr. Rosenmiller who founded
        Ski Windham, Ski Round Top and Ski Liberty has had over thirty years experience in the hotel, restaurant, and bar business. as a director of Hamilton Bank, (subsidiary of Corestate Bank) he has had extensive experience on both the audit and credit sides of partnership lending as well as project projections. Most recently he has been involved in all aspects of a 200 acre subdivision of high end homes in York, PA. This project has received numerous national design awards.

       	Active in civic activities for over thirty years in New York, he was the recipient of the Jay Cee's Distinguished Service Award. As a veteran diver and powerboat owner/operator, his knowledge of protocol and certification will be a help in creating the underwater and marine experiences in Costa Rica.

       	RICHARD Wm. TALLEY, Director of Central American Equities Corp. Mr. Talley holds a BA degree in European History from the University of California, Santa Barbara and an MBA in Finance from Cornell University, Ithaca, New York, Mr. Talley began his finance career with Smith Barney in New York. A resident of Santa Barbara starting in 1975, he opened and managed the Shearson Office there until its sale to American Express in 1983, at which time he founded Talley McNeil and Tormey, a regionally focused investment bank and brokerage firm. The firm was merged into a larger, Southern California investment banking and brokerage firm in 1989.
        In 1993, Mr. Talley and Mr. King founded Talley King and
        Company, Inc. ("Talley King") with offices in Irvine and Santa Barbara. Talley King & Company, Inc. is an investment bank which focuses on private placement financing. Mr. Talley has been actively involved in Costa Rica for the last six years.


 	PAUL KING, Director of Central American Equities Corp. Mr. King is a principal in Talley King & Company, Inc. and a partner with Mr. Talley since 1989. during the last six years, Mr. King has been intimately involved in the development of the Costa Rican properties. He has overseen the land acquisition permit, bidding, and construction process. He is currently responsible for all activities including the interface between Costa Rican corporations and Us entities.


	In the medical area, Talley King and Company, Inc. and their partners Medical Imaging Consultants and currently operating a state of the art
 MRI machine in Costa Rica.  This project opened in November 1995.
 they have entered into an agreement to build a second facility which will house six linear accelerators for the treatment of cancer.
 The diagnostic center coupled with the radiation therapy will result in one of the finest cancer treatment centers in all of entral America. Mr. King attended Westmont College.


                                Significant Employee

	Drs. Milton and Diana Lieberman, Manners of Ecolodge San Luis and Biological Station. Drs. Milton Lieberman and Diana Lieberman, are responsible for the supervision of the Ecolodge. Importantly, they are also part owners. Both are internationally recognized experts in the field of tropical ecology, and, have worked as a husband-wife research team for 25 years. The Liebermans, who are natives of California, have spent the past 14 years studying the rain forests of Costa Rim

	Dr. Milton Lieberman is Research Professor of Biology at the University of North Dakota and a Research Associate of the Missouri Botanical Garden. He received his bachelor's', degree in Zoology from the University of California, Berkeley and his Ph.D. in Biological Sciences from the University of California, Irvine. Before joining the faculty at North Dakota, he held professorships at the University of Hawaii, the University of Ghana, and the University of Virginia. He also served as a Ford Foundation Postdoctoral Fellow at Stanford University and a National
        Research Council Senior Research Associate at NASA's Earth Resources Laboratory.

        Dr. Diana Lieberman is Professor of Biology at the University of North Dakota. After undergraduate studies at the Berkeley and Irvine campuses of the University of California, she graduated with honors in Botany and Zoology from the University of Ghana, and received her Ph.D. in Botany from the same institution. She taught at the University of Virginia before moving to the University of North Dakota. She is North American editor of the Journal of Tropical Ecology, an international research journal published by Cambridge University
        Press.

	William Granados Rodriguez, Manager of Sunset Reef. William Granados comes to CAE with extensive experience in ecotourism in Costa Rica. For the past four years he has worked in several positions of increasing responsibility with Costa Rica Expeditions. Mr. Granados has managed transportation and procurement for the Costa Rica Expeditions' three Lodges, the white water rafting operations, and the Corcovado Lodge.

            Prior to joining Costa Rica Expeditions Mr. Granados created tours and worked as a trail guide in a private reserve. Mr. Granados has taken basic courses in agricultural engineering at the Costa Rican Technology Institute. He has also received special training in food and beverage management (through CINDE in San Jose), birds of Costa Rica (Lankester Gardens), and in hotel management, accounting and finances (Educatur, ICT). He is a Costa Rican citizen and speaks fluent Spanish and English.


                                 Special Advisors

        Steven J. Aronson, Special Advisor to the Board. Cafe Britt was founded in the early 1980s by Steven Aronson, an American permanently residing in Costa Rica with many years of coffee procurement and international trading experience earned working in both environments as an officer in multinational companies and as an entrepreneur. He has founded coffee and cocoa processing companies in several countries in Latin America. He, also has a worldwide network of coffee market contacts as well as intimate knowledge of coffee farm practices in Costa Rica.

        Mr. Aronson is a well-respected authority on coffee in Costa Rica as well as being recognized in world coffee circles. He has been continuously involved in the coffee industry for over 20 years, having previously worked in futures trading, coffee purchasing, sales, and quality control prior to founding coffee processing and trading companies in Costa Rica. Mr. Aronson, a Ph.D. candidate at Stanford University, is a frequent speaker and moderator at domestic and International coffee industry forums. He has also counseled the Costa Rican government at international coffee meetings. He earned his BA in economics from the University of Michigan at Ann I Arbor and has complete verbal fluency in four languages and reading ability in six.

           Jose M. Gutierrez, Special Advisor to the Board. Since July 1995, Mr. Gutierrez has been the Ambassador and Deputy Permanent Representative of Costa Rica to the United Nations. Mr. Gutierrez received his law degree from the University of Costa Rica. He has done post-graduate studies on Jurisprudence and Sociology of Law at the University of Saar in (at the time) West Germany and he has earned a Master of Public Administration degree from the Kennedy School of Government at Harvard University where he was a Mason Fellow.

           Since 1991 he has been a partner and practicing lawyer of the San
            Jose. firm of Gutierrez. Hernandez & Pauly. Between 1981 and 1985 he also lectured in law at the University of Costa Rica., Between
              1985 and 1995 he was a member of the board of directors of numerous banking, industrial, and agroindustrial corporations in
               Costa: Rim "From 1992 to 1994 he was the publisher of La
                Republica, at the time, the second largest daily newspaper in
                 Costa Rica.  Born in Costa Rica in 1953, Mr. Gutierrez is a
                  Costa Rican currently residing in New York.


                               Family Relationships

	There are no family relationships between the directors or executive officers of the Company, either by blood or by marriage.


                        Involvement in Certain Legal Proceedings

	During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

	1. was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

	2. was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

	3. was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

	4. was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity futures trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


                        Renumeration of Directors and Officers

	The following table sets forth the total compensation of all officers and directors, both individually and as a group, during the past fiscal year:

Name                      Title                              Compensation

-------------------------------------------------------------------------
Brian Frazee              President, CEO
W.F.O. Rosenmiller        Secretary, Treasurer, Director
Richard Wm. Talley        Director                           (1)
Paul King                 Director                           (1)

All Officers/
Directors as a group (4 Persons)

Total

	(1) Does not include $100,100 in management fees received by Talley, King & Company, Inc. In 1997. Messrs. Talley and King are owners of Talley, King & Company, Inc.

	The Company has not entered into any employment contracts with its officers or directors but intends to enter into same in the future. The Company has no bonus plan at the present time but intends to implement same in the future. The terms and conditions of any such plan or employment contract are subject to the approval of the Company's board of directors in their sole discretion.

	The Company does not compensate its directors except for the reimbursement of expenses incurred in relation to attendance at board of directors meetings.


 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

                Security Ownership of Certain Beneficial Owners.

	The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of April 21, 1998:

Name and Address          Number of Shares    Percentage  Class
                          Beneficially Owned
Richard Wm. Talley
19200 Von Karman
Irvine, CA 92612              805,114           6.6%      Common Stock

Paul King
19200 Von Karman
Irvine, CA 92612              805,116  (1)      6.6%      Common Stock

Totals                        1,610,230         13.2%

	(1) Includes 250,000 shares of common stock registered in the name of "King Family Trust", 50,000 shares registered in the name of Caroline King, Mr. King's spouse and 10,000 shares registered in the name of Christopher King, Mr. King's son. Due to Mr. King's "control" relationship to the King "Family Trust" his spouse and son, Mr. King may be deemed to be the beneficial owners of the shares of the company and such shares have been included in Mr. King's stockholdings in this table.

                       Security Ownership of Management.


	The following sets forth the shareholdings of the Company's directors and executive officers as of April 21, 1998:


Name                   Number of Shares     Percentage   Class
                       Beneficially Owned

Brian Frazee (3)       0                    0%
W.F.O. Rosenmiller (1) 388,887              3.2%         Common Stock
Richard Wm. Talley     805,114              6.6%         Common Stock
Paul King (2)          805,116              6.6%         Common Stock
Totals                 1,999,117            16.4%

	(1) The shares are registered as follows: CR DE ESCAZU EMPRESA COSTARICENSE-340,000 shares of common stock and CR INVERSION ESCAZU LIMITADA- 48,887 shares of common stock

	(2) Includes 250,000 shares of common stock registered in the name of "King Family Trust", 50,000 shares registered in the name of Caroline King, Mr. King's spouse and 10,000 shares registered in the name of Christopher King, Mr. King's son. Due to Mr. King's "control"
         relationship to the King "Family Trust" his spouse and son, Mr. King may be deemed to be the beneficial owners of the shares of the company and such shares have been included in Mr. King's stockholdings in this table.

	(3) Does not include options to purchase 10,000 shares of Company common stock for $1.00 per share. The options were issued on April 9, 1998 and vest at 2,000 shares per year for five years commencing in 1998.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

	Richard Wm. Talley and Paul King were general partners of the Partnerships (See Item 4 Part II). As such, Mr. Talley and Mr. King received an aggregate of 1,610,230 shares of common stock pursuant to the exchange agreement.

	In addition, Dale B. Finfrock, Jr., received 500,000 shares as compensation for the exchange with the partnerships. Mr. Finfrock holds 183,466 shares obtained pursuant to Rule 504, which shares are without restrictive legend. However, Mr. Finfrock has agreed in writing to refrain from selling any of said shares until September, 1998.

	Messrs. Talley and King own 100% of Talley, King and Co., Inc. Talley, King and Co., Inc. received management fees of $100,100 in 1997 from the Company.

SECURITIES BEING OFFERED

	The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. As of April 21, 1998, 12,205,252 shares of common stock were issued and outstanding and -0- shares of preferred stock were issued and outstanding.

Description of Securities

	Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the stockholders. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock voting for the election of directors can elect all members of the board of directors. A majority vote is also sufficient for other actions that require the vote or concurrence of the stockholders (except in cases in which more than a simple majority is required by law). Holders of common stock are entitled to receive dividends, when, as and if declared by the board of directors, in its discretion, from funds legally available therefore. Subject to the dividend rights of the holders of preferred stock, holders of shares of common stock are entitled to share, on a ratable basis, such dividends as may be declared by the board of directors out of funds legally available therefore. Upon liquidation, dissolution or winding up of the Company, after payment to creditors and holders of preferred stock that may be outstanding, the holders of common stock are entitled to share ratably in the assets of the Company, if any. The Bylaws of the Company require that only a majority of the issued and outstanding shares of common stock of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting.

	The common stock has no preemptive rights or subscription, redemption or conversion privileges. All of the outstanding shares of common stock are fully paid and nonassessable.

        	The Company's board of directors has total discretion as to the issuance and the determination of the rights and privileges of any shares of preferred stock which may be issued in the future. Such rights and privileges may be detrimental to the rights and privileges of the holders of common stock.

Transfer Agent

	The transfer agent for the Company's common stock is Continental Stock Transfer Company, New York, New York.


                                PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON STOCK AND
OTHER SHAREHOLDER MATTERS.

        A.  MARKET INFORMATION: No shares of the Company's common or preferred stock have been registered with the Securities and
        Exchange Commission or any state securities agency or authority
        (other than any state registration, if any, that may have been required with respect to the Regulation D- 504 Offering Memorandum). ( See Part II, Item 4, Recent Sales of Unregistered Securities for details). There is no established public trading market for the Company's issued and outstanding common stock. In the near future, the Company intends to seek sponsorship of one or more NASD member registered securities dealers and a quotation on the National Association of Securities NASDAQ Quotation System on either the OTC Bulletin Board, Small Cap or National
        B.  HOLDERS: The number of record holders of shares of the Company's
        common stock as of April   21, 1998 is approximately 500.  The
        aggregate number of shares of the Company's common stock issued and outstanding as of April 21, 1998 was 12,205,252.

	C. DIVIDENDS: The Company has not paid declared any dividends upon its shares of common stock since its inception and, by reason of its present financial status and its not contemplated or anticipate paying any dividends upon its shares of common stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

	The Company is not presently a party to any litigation of any kind or nature whatsoever, nor to the Company's best knowledge and belief is any litigation threatened or contemplated.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

	The Company's accountant is Steven J. Gannuscio, C.P.A. The Company does not presently intend to change accountants. At no time have there been any disagreements with such accountants regarding any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

	In June of 1996, the Company filed a Form D relating to the offer and sale of 500,000 shares of common stock pursuant to Rule 504. The Company sold said shares for an aggregate consideration of $15,000 to ten (10) investors.

	In December of 1996, the Company entered into an agreement for the exchange of common stock ("Exchange Agreement") with Cal Tico, L.P., Ecolodge Partners, L.P. and Marine Lodge Partners, L.P. ("Partnership"). Pursuant to the exchange agreement, the company issued 7,756,885 and 3,099,392 shares of common stock to the limited partners and the general partners, respectively, of the partnerships. In exchange for the shares, the partnership transferred all of their interests (i.e. 100% of the outstanding common stock) in the following
 Costa Rican corporation: Hotelera Cal Tico, S.A.; Bandirma, S.A.; Sociedad Protectora De La Fuana y Flora Marintima De Mal Pais, S.F.; Ecoprojecto
 San Luis, S.A. and Confluencia, S.A.

       	In 1997 the Company issued 748,975 shares of common stock for an aggregate purchase price of $1,425,375.45 pursuant to Rule 506. The proceeds were used to make capital improvements to the various hotels acquired pursuant to the Exchange Agreement. The shares were sold to 36 investors.

	In a separate transaction, the Company issued 100,000 shares of common stock to Steven Aronson on August of 1997. The shares were issued as compensation for Mr. Aronson's services in conducting due diligence on the Costa Rican hotels and consulting services.

	In April 1998, the Company issued options to purchase shares of common stock in equal yearly amounts over the next five years. The shares may be purchased pursuant to the options at a price of $1.00 per share. The details for said options are as follows:

	OPTION HOLDER		AMOUNT		CONSIDERATION
        Elsa Monge              10,000 shares
	Sherman Johnson		15,000 shares
        Brian Frazee            10,000 shares

	No Commissions were paid on sales of Common Shares.

	For each of the above transactions, the Company relied upon the exemption from registration under the Securities Act of 1933, as amended, as provided by Section 4(2) of the Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

	Under Florida law, a director is not personally liable for monetary damages to the corporation or any other persons for any statement, vote, decision, or failure to act unless (I) the director breached or failed to perform his duties as a director, and (ii) a director's breach of, or failure to perform, those duties constitutes (1) a violation of the criminal law unless the director had reasonable cause to believe his conduct was lawful (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which an unlawful distribution is made; (4) in a proceeding by or in the right of the corporation or in a proceeding in which the corporation procures a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct; or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or I a manner exhibiting wanton and willful disregard to human rights, safety, or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify under Florida law.

	The Company's Bylaws limit, to the maximum extent permitted by Florida law the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers. The Bylaws provide further that the Company shall indemnify to the fullest extent permitted by Florida law any person made a party to any action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company. The Bylaws also provide that directors and officers who are entitled to indemnification shall be paid their expenses incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his being an officer or director of the Company to the maximum extent permitted by Florida Law.


                                PART F/S

	The financial statements for the Company from the date of incorporation January 23, 1996 until December 31, 1997 have been examined to the extent indicated in reports by Steven J. Gannuscio, independent certified public accountant.


                                PART III

ITEM 1. INDEX TO EXHIBITS

	The following exhibits are filed with this Form 10-SB:

EXHIBIT Number         EXHIBIT Name
3(i)                   Articles of Incorporation of Central American Equities
                       Corp.
3(ii)                  Bylaws of Central American Equities Corp.
4(a)                   Specimen Common Stock Certificate
4(b)                   Option Agreements dated April 9, 1998 by and between
                       Central American Equities Corp. And Elsa Monge,
                       Sherman Johnson and Brian Frazee
5                      Opinion of Eric Littman, Esq. as to legality
10                     Agreement for the Exchange of Common Stock dated
                       December 10, 1996 by and between Central American
                       Equities Corp. And Cal Tico, LP, Ecolodge Partners
                       LP and MarineLodge Partners LP


Part F/S   FINANCIAL STATEMENTS

                         Independent Auditor's Report

Board of Directors

		I have audited the accompanying balance sheet of Central American Equities Corporation (a development stage company) as of December 31, 1997, and the related statements of operations, stockholders' equity and cash flow for the years ended December 31, 1997 and for the cumulative period January 27, 1996 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

		I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for our opinion.

		In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central American Equities, Corporation
                (a development stage company) at December 31, 1997, and the results of their operations, and their cash flows for the years ended December 31,1997 and for the cumulative period from January 22,1996 ( date of inception) to December 31, 1997, in conformity with generally accepted accounting principles.

                                                 Steven J. Gannuscio
                                                 Certified Public Accountant

March 31,1998
Vernon, New Jersey



Note 1 - Summary of Accounting Policies
         Nature of Business

Central American Equities Corp. (the "Company" or "CAE") was incorporated under the laws of the State of Florida on January 23, 1996. The Company acquired Cal Tico, L.P. ("Cal Tico"), Ecolodge Partners L.P. ("Ecolodge") and Marine Lodge Partners, L.P. ("MarineLodge" and, together with Cal Tico and Ecolodge, the "Partnerships"). The Company provides an integrated eco-vacation experience in costa Rica. And is in the business of owning and operating hotels and operating hotels and real propetty in Costa Rica.

Use of Estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with generally accepted principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Organization Costs

Organization costs are aamortized on a straight-line basis over five (5) years. Amortization expense for the year ended December 31, 1997 was $48,571.

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets by using the straight line method of depreciation.

Repairs and maintenance costs are expensed as incurred while additions and betterments are capitalized. The costs and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gain and losses are reflected in earnings.

Per Share Data

The primary income (loss) per share was computed on the weighted number of shares of common stock outstanding during the period. Common share equivalents were not included as their inclusion would have been anti-dilutive.

Income Taxes

The Company adopted Statement of Financial Accounting Standards (SFAS)
No. 109, Accounting for Income Taxes. SFAS No. 109 requires the establishment of a deferred tax asset for all deductible temporary differences and operating loss carry forwards.

The Company has a net operating loss carryover of approximately $573,000 as of December 31, 1997, expiring through 2012.


Note 2 - Long Term Debt

Line of credit with Banco del Comercio advanced on October 1, 1997 with a one
(1) year term.  Principal is due and payable on October 1, 1998.   Interest only
at the rate of Prime plus 2 1/2 % is due and payable on the last day of each month. As of December 31, 1997, a total of $7,028 of interest has been paid and is reflected as Interest Expense in the Financial Statements. Subject to review and acceptance by the lending institution, this line of credit can be renewed for an additional one (1) year period. The funds advanced under this Line of Credit were utilized to supplement cash flow for operating expenses and construction costs. As of 12/31/97 the amount due on this indebtedness is $250,000.

Note payable with principal and interest due to an individual at the rate of 8.00% due and payable on February 1, 1999. This note is for the purchase of the beach land at the Marinelodge Resort. Accordingly, $4,880 is reflected in the financial statements as Interest Expense and $11,793 as Accrued
Interest Expense. The Inception Date of the note is August 1, 1995. As of 12/31/97 the amount due on this indebtedness is $61,000.

	TOTAL DEBT		             					$311,000
	LESS:  Current Maturities					 250,000
                                -------
	LONG TERM DEBT						         	$ 61,000

The aggregate amount of debt maturing during the next five (5) years is as follows:

	1998                  								$250,000
	1999								                    61,000
							                         -------
                             		$311,000

NOTE 3 - Related Party Transactions

During the period January 23, 1996 (date of inception) to December 31, 1997, two shareholders each advanced to the company approximately $172,157 for a total of $344,314. There are no stated terms for repayment. The two (2) stockholders each hold 6.0% of the issued and outstanding Class A Common Stock and are the company's two (2) largest shareholders. In addition, these two (2) shareholders are also members of the Board of Directors of the Company.

During the twelve month period ended December 31, 1997, the Company paid
 $100,100 in management fees to Talley King & Company. Tally King & Company is jointly owned by Messers Richard Talley and Paul King, each of whom are 6.0% shareholders of the Company's Class A Common Stock and are also directors. The fees paid were for management and supervision of the company's operations.


NOTE  4 - Capital Stock

The following is a summary of the classes of Capital Stock at December 31, 1997:

	Common Stock
	Class A-par value $.001 per share:
		authorized 20,000.000 shares;
		12,205,252 issued and outstanding			$12,205

The holders of Class A common stock possesses the voting power of one (1) vote for each share of stock held. The holders of Class A common stock do not possess cumulative voting rights. Class A common stockholders having a majority of the outstanding shares of common stock voting for the election of directors can elect all members of the directors of the corporation.

The Class A common stock has no preemptive rights or subscription, redemption or commission privileges. All of the outstanding shares of common stock are fully paid and non-assessable.


              		    CENTRAL AMERICAN EQUITIES
                  (A Development Stage Company)

                         Balance Sheet

Assets

                               								December 31, 1997

Current assets
   Cash				                        				$   11,978
   Inventory							                        16,812
                                         --------
                               								    28,790

Property and Equipment
   Buildings and other depeciable
   assets, at cost,
   net of depreciation of $172,591.				 7,821,051

Other assets
   Organization costs, net of
   accumulated
   amortization of $48,571.			       		 1,099,825

Total assets				                    			$8,949,666

Liability and Stockholders' Equity

Current Liabilities
   Accounts payable		               			$   20,500
   Line of credit-Banco del Comercio			   250,000
   Accrued expenses						                  50,000
   Accrued Interest Expense					           11,793
                               								   332,293

Long Term Debt		                  					    61,000

Due to stockholders'						                344,314

Stockholders' equity
   Common stock			                 				$   12,205
   Additional paid-in capital					      8,772,842
   Deficit accumulated during
   the development stage                (572,988)
							                               	 8,212,059

Total liabilities and
   stockholders' equity		             	$8,949,666



                     (See Notes to Financial Statements)




                        			CENTRAL AMERICAN EQUITIES
		                        (A Development Stage Company)

                  		         Statement of Operations

                                                  								Cumulative
							                                                  	Period from
								                                                  January 23, 1996
					                                         Year Ended		(Date of Inception)
					                                   December 31, 1997	to December 31, 1997

Revenues		                            		$   369,281     		$   369,281
                                        -----------       -----------
General & Administrative expenses
     Wages		                          		    127,413		         127,413
     Consulting Fees			                     119,918		         119,918
     Management Fees			                     100,100		         100,100
     Legal & Professional		                 116,366		         116,366
     Advertising 			                         76,508     		     76,508
     Commission Expense			                    7,360		           7,360
     Postage and Delivery		                  11,660		          11,160
     Travel				                             137,491		         137,491
     Office Expenses			                       3,870		           3,870
     Utilities				                            2,612		           2,612
     Dues & Subscriptions		                   1,840	     	      1,840
     Depreciation & Amortization Expense    221,162		         221,162
     Other Expenses			                        4,562		           4,562
				                                   	$   930,361	     	$   930,361

Operating Loss	   	                   		   <561,080>	        <561,080>

Interest Expense                     			    <11,908>		        <11,908>

Loss before provision fro income taxes	    <572,988>	    	   <572,988>

Provision for income taxes		                   -                 -

Net Loss	                             		   <572,988>	    	   <572,988>
                                           --------          ---------
Net Loss per Common Share	       	            <.05>              <.05>
                                           --------          ---------
Weighted Average Share of Common
Stock Outstanding	                       11,891,052	     	 11,891,052
                                         ----------        ----------




                     			CENTRAL AMERICAN EQUITIES
                      (A Development Stage Company)

                         Statements of Cash Flow

                                                   				Cumulative
								                                               Period from
							                                               	January 23, 1996
							                                Year ended     	(Date of Inception) to
			                            	December 31, 1997     	December 31, 1997
                                -----------------      ------------------
Cash Flows from operating activities
     Net Loss	                       			<572,988>    		<572,988>

     Adjustments to reconcile net
     loss to net cash provided by
     operating activities:
     Depreciation and Amortization	      221,162	     	 221,162

     Change in assets and liabilities:
     <Increase> in inventory	          	< 16,812>	    	< 16,812>
     Increase in Accrued Expenses/Other	  50,000	     	  50,000
     Increase in Accrued Interest
       Expense				                        11,793		       11,793
                                        --------       --------
Net cash used in operating activities	  <306,845>	     <306,845>
                                        ---------      --------
Cash flows from investing activities:
     Organization & Start-up costs    <1,148,396>    <1,148,396>
     Capital Expenditure              <7,993,642>    <7,993,642>
                                       ----------     ---------
Net cash used in investing activities <9,142,038>	   <9,142,038>
                                      ----------     ----------
Cash flows from financing activities:
     Proceeds from Loans Payables 	      675,814		       675,814
     Proceeds from Issuance of
     Common Stock                         12,105          12,105
     Proceeds from additional
     pain-in capital		                 8,672,942       8,672,942
     Common stock issued for
     consulting services		               100,000         100,000
                                       ---------       ---------
Net cash provided by financing
activities		                            9,460,861	     9,460,861
                                       ----------      ---------
Net Increase in Cash		 	                   11,978         11,978
                                       ----------      ---------
Cash - begining of period		                   -		       	    -
Cash - end of period
                                        	  11,978	     	  11,978
                                        ---------      ---------
Supplemental Schedule of Cash Flow
Information

     Interest Paid		                   	  11,908		        11,908
     Income Taxes Paid                       -               -

                  (See Notes to Financial Statements)




                        CENTRAL AMERICAN EQUITIES
                      (A Development Stage Company)

                   Statements of Stockholder's Equity


                      			Common 		Paid in		Retained
			                       Stock 		Capital		 Earnings	  Total

Balance
01/23/96	                    -		    ---		     ---		     ---

Capital
Contribution		           11,356		 7,248,316	   ---- 	    7,259,672
                         ------   ---------              ---------
Balance
12/31/96               		11,356	 	7,248,316	   -       		7,259,672

Capital
Contribution	           	   749	 	1,424,626	   -	       	1,425,375

Common Stock Issued
for Consulting
Services Rendered	         100		    99,900	     -	     	  100,000

Net Loss		                  -	    	   -	    	<572,988>	  <572,988>
                        -------    --------  ---------   ---------
Balance
12/31/97		              12,205  		8,772,842 	<572,988>	 8,212,059
                        -------   ---------  ---------  ---------








                    		(See Notes to Financial Statements)




                               VERIFICATION

The undersigned hereby certifies as follows:

	1. I am an officer and/or director of Central American Equities Corporation. As such, I am personally familiar with the facts and circumstances pertaining to its business.

	2. I have read the Form 10-SB prepared on behalf of the corporation by Gentile & Turpen for filing with the Securities and Exchange Commission and various stock exchanges. The description of the company's business, propertiesw, officers, directors, employees, description of securities and all other matters set forth therein are true and correct to the best of my knowledge.

	3. Such Form 10-SB does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make statements made, in light of the circumstances under which they were made, not misleading.

	I certify that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are willfully false, I am subject to punishment.

Dated:  July     , 1998


                                        BRIAN FRAZEE
					BRIAN FRAZEE, President/CEO


                                        RICHARD TALLEY
                                        RICHARD TALLEY, Director




                          SIGNATURES

	In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration to be signed on its behalf by the undersigned, thereunto duly authorized.


					CENTRAL AMERICAN EQUITIES CORP.


                                        BY:BRIAN FRAZEE, President/CEO
                                           BRIAN FRAZEE, President/CEO





3. THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE " 1933 ACT"), NOR REGISTERED UNDER ANY STATE SECURITIES LAW, AND ARE "RESTRICTED SECURITIES" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE 1933 ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT,
THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE
COMPANY.

                       AGREEMENT FOR THE EXCHANGE OF COMMON STOCK


        AGREEMENT made this 10th day of December, 1996, by and between Central American Equities Corp., a Florida corporation, (the "ISSUER') and Cal Tico, L.P., Ecolodge Partners, L.P. and MarineLodge Partners, L.P., three California Limited Partnerships (the "PARTNERSHIPS").

        In consideration of the mutual promises, covenants, and representations contained herein, and other good and valuable consideration,

THE PARTIES HERETO AGREE AS FOLLOWS:

        1. EXCHANGE OF SECURITIES. Subject to the terms and conditions of this Agreement, the ISSUER agrees to issue to the PARTNERSHIPS, 10,000,000 shares of the common stock of ISSUER, $0.01 par value (the "Shares"), in exchange for 100% of the partnership interests in the PARTNERSHIPS, such that Costa Rican Companies (as defined below) shall become wholly owned subsidiaries of the ISSUER.

        2. REPRESENTATIONS AND WARRANTIES. ISSUER represents and warrants to PARTNERSHIPS the following:

                i. Organization. ISSUER is a corporation duly organized, validly existing, and in good standing under the laws of Florida, and has all necessary corporate powers to own properties and carry on a business, and is duly qualified to do business and is in good standing in Florida. All actions taken by the Incorporators, directors and shareholders of ISSUER have been valid and in accordance with the laws of the State of Florida.

                ii. Capital. The authorized capital stock of ISSUER consists of 20,000,000 shares of common stock, $0.001 par value, of which 500,000 are issued and outstanding, and 1,000,000 shares of preferred stock, par value $.001, none of which are issued.
                All outstanding shares are fully paid and non assessable, free of liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to this Agreement. At closing, there will be no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating ISSUER to issue or to transfer from treasury any additional shares of its capital stock.

                None of the outstanding shares of ISSUER are subject to any stock restriction agreements. All of the shareholders of ISSUER have valid title to such shares and acquired their shares in a lawful transaction and in accordance with the laws of Florida.

                iii. Financial Statements. Exhibit B to this Agreement includes the balance sheet of ISSUER as of December 1, 1996, and the related statements of income and retained earnings for the period then ended. The financial statements have been prepared in accordance with generally accepted accounting principles consistently followed by ISSUER throughout the periods indicated, and fairly present the financial position of ISSUER as of the date of the balance sheet in the financial statements, and the results of its operations for the periods indicated.

                iv. Absence of Chances. Since the date of the financial statements, there has not been any change in the financial condition or operations of ISSUER, except changes in the ordinary course of business, which changes have not in the aggregate been materially adverse.

                V. Liabilities. ISSUER does not have any debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected on the ISSUERS' financial statement. ISSUER is not aware of any pending, threatened or asserted claims, lawsuits or contingencies involving ISSUER or its common stock. There is no dispute of any kind between ISSUER and any third party, and no such dispute will exist at the closing of this Agreement. At closing, ISSUER will be free from any and all liabilities, liens, claims and/or commitments.

                vi. Ability to Carry Out Obligations. ISSUER has the right, power, and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by ISSUER and the performance by ISSUER of its obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which ISSUER or its shareholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would cause ISSUER to be liable to any party, or
                (c) an event that would result in the creation or imposition or any lien, charge or encumbrance on any asset of ISSUER or upon the securities of ISSUER to be acquired by The PARTNERSHIPS.

                vii. Full Disclosure. None of representations and warranties made by the ISSUER, or in any certificate or memorandum furnished or to be furnished by the ISSUER, contains or will contain any untrue statement of a material fact, or omit any material fact the omission of which would be misleading.

                viii. Contract and Lease . ISSUER is not currently carrying on any business and is not a party to any contract, agreement or lease. No person holds a power of attorney from ISSUER.


                ix. Compliance with Laws. ISSUER has complied with, and is not in violation of any federal, state, or local statute, law, and/or regulation pertaining to ISSUER - ISSUER has complied with all federal and state securities laws in connection with the issuance, sale and distribution of its securities.

                X. Litigatio . ISSUER is not (and has not been) a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending governmental investigation. To the best knowledge of the ISSUER, there is no basis for any such action or proceeding and no such action or proceeding is threatened against ISSUER and ISSUER is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

                xi. Conduct of Business. Prior to the closing, ISSUER shall conduct its business in the normal course, and shall not (1) sell, pledge, or assign any assets (2) amend its Articles of Incorporation or Bylaws, (3) declare dividends, redeem or sell stock or other securities, (4) incur any liabilities,
                (5) acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party, or (6) enter into any other transaction.

                xii. Corporate Documents. Copies of each of the following documents, which are true complete and correct in all material respects, will be attached to and made a part of this Agreement:

                xiii.   Articles of Incorporation;

                xiv.    Bylaws;

                        (1) Minutes of Shareholders Meetings;
                        (2) Minutes of Directors Meetings;
                        (3) List of Officers and Directors;
                        (4) Balance Sheet as of December 1, together with other financial statements described in Section 2(iii);
                        (5) Stock register and stock records of ISSUER and a current, accurate list of ISSUER's shareholders.

                xv. Documents. All minutes, consents or other documents pertaining to ISSUER to be delivered at closing shall be valid and in accordance with the laws of Florida.

                xvi. Title. The Shares to be issued to Ile PARTNERSHIPS will be, at closing, free and clear of all liens, security interests, pledges, charges, claims, encumbrances and restrictions of any kind. None of such Shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such shares, except as provided in this Agreement, the ISSUER is not a party to any agreement which offers or grants to any person the right to purchase or acquire any of the securities to be issued to The PARTNERSHIPS. There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the issuance of the Shares, impair, restrict or delay The PARTNERSHIPS' voting rights with respect to the Shares.

        3.      The PARTNERSHIPS represent and warrant to ISSUER the following:

                i. Organization. The PARTNERSHIPS are limited partnerships duly organized, validly existing, and in good standing under the laws of California, have all necessary corporate powers to own properties and carry on a business, and is duly qualified to do business and is in good standing in California.

                ii. Costa Rica Corporations. The PARTNERSHIPS own 100% of the -following Costa Rica Corporations: Hotelera Cal Tico, S.A., Bandirma, S.A., Sociedad Protectora De La Fuana Y
                Flora Marintima De Mal Pais, S.F., Ecoproyecto San Luis, S.A., and Confluencia, S.A., each of which is duly organized, validly existing, and in good standing under the laws of Costa Rica, have all necessary corporate powers to own properties and carry on a business, and is duly qualified to do business and is in good standing in Costa Rica.

                iii. PARTNERSHIP Action, All the limited partners of the PARTNERSHIPS have approved the exchange of their interests in the PARTNERSHIPS, at the rate of $1.00 of partnership interest, for one share of common stock of the ISSUER, for a total 10,000,000 shares of the Issuer to be issued pursuant to this Agreement. This Agreement has been duly executed and delivered by the PARTNERSHIPS and constitutes the valid and binding obligation of the PARTNERSHIPS, and is a valid and binding obligation of the PARTNERSHIPS, enforceable against the PARTNERSHIPS in accordance with the terms herein.

      4. INVESTMENT INTENT. The Shares being issued pursuant to this Agreement may be sold, pledged, assigned, hypothecate or otherwise transferred, with or without consideration ( a "Transfer"), only pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act.

      5. CLOSING ( The closing of this transaction shall take place at the law offices of Eric P. Littman, 1428 Brickell Avenue, 8th Floor, Miami, Florida. Unless the closing of this transaction takes place on or before December 31, 1996, then either party may terminate this Agreement.

      6.	DOCUMENTS TO BE DELIVERED AT CLOSING.

                i.      By the ISSUER

                        (1) Board of Directors Minutes authorizing the issuance of a certificate or certificates for 10,000,000 Shares, registered in the names of the holders in interest of the PARTNERSHIP equal to their pro-rata holdings in the PARTNERSHIPS.

                        (2)   The resignation of all officers of ISSUER.

                        (3) A Board of Directors resolution appointing such person as The PARTNERSHIPS designate as a director(s) of ISSUER.

                        (4) The resignation of all the directors of ISSUER, except that of SHAREHOLDER'S designee, dated subsequent to the resolution described in 3, above..

                        (5) Unaudited financial statements of ISSUER, which shall include a balance sheet dated as of December 1, 1996 and statements of operations, stockholders equity and cash flows for the twelve month period then ended.

                        (6) All of the business and corporate records of ISSUER, including but not limited to correspondence files, bank statements, checkbooks, savings account books, minutes of shareholder and directors meetings, financial statements, shareholder listings, stock transfer records, agreements and contracts.

                        (7) Such other minutes of ISSUER's shareholders or directors as may reasonably be required by the PARTNERSHIPS.

                        (8) An Opinion Letter from ISSUER's Attorney attesting to the validity and condition of the ISSUER.



            ii.	By the PARTNERSHIPS:

                        (1) Delivery to the ISSUER, or to its Transfer Agent, the certificates representing 100% of the issued and outstanding stock of Costa Rican Companies.

                        (2) Consents signed by all PARTNERSHIPS consenting to the terms of this Agreement.

			(3)	An opinion Letter from the PARTNERSHIPS'
                        attorney setting forth the following:

				(a)	The PARTNERSHIPS are organized under
                                the laws of the State of California.

				(b) The PARTNERSHIPS are duly qualified and in good standing in each state and country in which the nature of the activities conducted by them or the character of the properties or assets owned or leased by them makes such qualification necessary, except where its failure to be so qualified would not have a material adverse effect on their business, properties, business prospects, condition (financial or otherwise) or results of operations.

                            				(c) The PARTNERSHIPS have full power and
                                authority to execute, deliver and perform this
                                Agreement, and to consummate the transactions
                                contemplated herein. The execution, delivery
                                and performance of this Agreement and the
                                consummation by the PARTNERSHIPS of the
                                transactions herein contemplated and the
                                compliance by the PARTNERSHIPS with the terms
                                of this Agreement have been duly authorized by
                                all necessary partnership action, and this
                                Agreement
                                has been duly executed and delivered by the
                                PARTNERSHIPS. This Agreement is a valid and b
                                inding obligation of the PARTNERSHIPS,
                                enforceable in accordance with its terms,
                                subject to enforcement of remedies, to
                                applicable bankruptcy, insolvency,
                                reorganization, moratorium and other laws
                                affecting the rights of creditors generally and
                                the discretion of courts in granting equitable
                                remedies.

				(d) Costa Rico Corporations are corporations validly existing and in good standing under the laws of Costa Rico.

        7.      REMEDIES:

		i. Arbitration. Any controversy or claim arising out of, or
                relating to, this Agreement, or the making,   performance, or
                interpretation thereof, shall be settled by arbitration in Miami, Dade County, Florida in accordance with the Rules of the American Arbitration Association then existing, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.

	8.	MISCELLANEOUS:

		i. Captions and Headings. The Article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

		ii. No oral Change. This Agreement and any provision hereof, may not be waived, changed, modified, or discharged orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

		iii. Non Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (I) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishnient for the future of any such provisions, covenants, or conditions, ii. the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and iii. no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

		iv.	Time of Essence. Time is of the essence of this
                Agreement and of each and every provision hereof.

		V.	Entire Agreement. . This Agreement contains the
                entire Agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings.


		vi. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

		vii. Notices. All notices, requests, demands, and other communications -under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed, and by fax, as follows:

		ISSUER:		Dale B. Finfrock
					P.O. Box 669
					Palm Beach, FL 33480

		Copy to:		Eric P. Littman, Esquire
					1428 Brickell Ave, 8th Floor
					Miami, Florida 33131

		PARTNERSHIPS:	Mr. Richard Talley
					Talley King & Co., Inc.
					19200 Von Karman, Suite 805
					Irvine, CA 92715

IN WITNESS WHEREOF, the undersigned has executed this Agreement this 10th day of December, 1996.

Central American Equities Corp.            Cal Tico, L.P.

By:   Dale B. Finfrock                     By: Richard Talley
      Dale B. Finfrock, President          Richard Talley, General Partner


MarineLodge Partners, L.P.                 Ecolodge Partners, L.P.

By:   Richard Talley                       By: Richard Talley
      Richard Talley, General Partner      Richard Talley, General Partner





                                   BYLAWS
                                     OF
                        CENTRAL AMERICAN EQUITIES CORP.


                             ARTICLE I. DIRECTORS

Section 1. Function. All corporate powers shall be exercised by or under the authority of the Board of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. Directors must be natural persons who are at least 18 years of age but need not be shareholders of the Corporation. Residents of any state may be directors.

Section 2. Compensation. The shareholders shall have authority to fix the compensation of directors. Unless specifically authorized by a resolution of the shareholders, the directors shall serve in such capacity without compensation.

Section 3. Presumption of Assent. A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he objects at the beginning of the meeting (or promptly upon arriving) to the holding of the meeting or transacting the specified business at the meeting, or if the director votes against the action taken or abstains from voting because of an asserted conflict of interest.

Section 4. Number. The Corporation shall have at least the minimum number of directors required by law. The number of directors may be increased or decreased from time to time by the Board of Directors.

Section 5. Election and Term. At each annual meeting of shareholders, the shareholders shall elect directors to hold office until the next annual meeting or until their earlier resignation, removal from office or death. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Section 6. vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by the shareholders or by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders. If there are no remaining directors, the vacancy shall be filled by the shareholders.

Section 7. Removal Of Directors. At a meeting of shareholders, any director or the entire Board of Directors may be removed, with or without cause, provided the notice of the meeting states that one of the purposes of the meeting is the removal of the director. A director may be removed only if the number of votes cast to remove him exceeds the number of votes cast against removal.

Section 8. Quorum and Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of a majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 9. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members one or more committees each of which must have at least two members.
Each committee shall have the authority set forth in the resolution designating the committee.

Section 10. Place of meeting. Regular and special meetings of the Board of Directors shall be held at the principal place of business of the Corporation or at another place designated by the person or persons giving notice or otherwise calling the meeting.

Section 11. Time, - Notice and Call of Meetings. Regular meetings of the Board of Directors shall be held without notice at the time and on the date designated by resolution of the Board of Directors. Written notice of the time, date and place of special meetings of the Board of Directors shall be given to each director by mail delivery at least two days before the meeting.

	Notice of a meeting of the Board of Directors need not be given to a director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting constitutes a waiver of notice of that meeting and waiver of all objections to the place of the meeting, the time of the meeting, and the manner in which it has been called or convened, unless a director objects to the transaction of business (promptly upon arrival at the meeting) because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors must be specified in the notice or waiver of notice of the meeting.

	A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of an adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors. Meetings of the Board of Directors may be called by the President or the chairman of the Board of Directors. Members of the Board of Directors and any committee of the Board may participate in a meeting by telephone conference or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation by these means constitutes presence in person at a meeting.

Section 12, Action By Written Consent. Any action required or permitted to be taken at a meeting of directors may be taken without a meeting if a consent in writing setting forth the action to be taken and signed by all of the directors is filed in the minutes of the proceedings of the Board. The action taken shall be deemed effective when the last director signs the consent, unless the consent specifies otherwise.

                     ARTICLE II. MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders of the
corporation for the election of officers and for such   other business as
may properly come before the meeting shall be held at such time and place as designated by the Board of Directors.

Section 2. Special Meeting. Special meetings of the shareholders shall be held when directed by the President or when requested in writing by shareholders holding at least 10% of the corporation's stock having the right and entitled to vote at such meeting. A meeting requested by shareholders shall be called by the President for a date not less than 10 nor more than 60 days after the request is made. Only business within the purposes described in the meeting notice may be conducted at a special shareholders' meeting.

Section 3. Place. Meetings of the shareholders will be held at the principal
place of business of the corporation or at such other   place as is
designated by the Board of Directors.

Section 4. Notice. A written notice of each meeting of shareholders shall be mailed to each shareholder having the right and entitled to vote at the meeting at the address as it appears on the records of the Corporation. The meeting notice shall be mailed not less than 10 nor more than 60 days before the date set for the meeting. The record date for determining shareholders entitled to vote at the meeting will be the close of business on the day before the notice is sent. The notice shall state the time and place the meeting is to be held. A notice of a special meeting shall also state the purposes of the meeting. A notice of meeting shall be sufficient for that meeting and any adjournment of it. If a shareholder transfers any shares after the notice is sent, it shall not be necessary to notify the transferee. All shareholders may waive notice of a meeting at any time.

Section 5. Shareholder Quorum. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Any number of shareholders, even if less than a quorum, may adjourn the meeting without further notice until a quorum is obtained.

Section 6. Shareholder Voting. if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. An alphabetical list of all shareholders who are entitled to notice of a shareholders' meeting along with their addresses and the number of shares held by each shall be produced at a shareholders' meeting upon the request of any shareholder.

Section 7. Proxies. A shareholder entitled to vote at any meeting of shareholders or any adjournment thereof may vote in person or by proxy executed in writing and signed by the shareholder or his attorney-in-fact. The appointment of proxy will be effective when received by the Corporation's officer or agent authorized to tabulate votes. No proxy shall be valid more than 11 months after the date of its execution unless a longer term is expressly stated in the proxy.

Section 8. Validation. If shareholders who hold a majority of the voting stock entitled to vote at a meeting are present at the meeting, And sign a written consent to the meeting on the record, the acts of the meeting shall 'be valid, even if the meeting was not legally called and noticed.

Section 9. Conduct-of Business By written Consent. Any action of the shareholders may be taken without a meeting if written consents, setting forth the action taken, are signed by at least a majority of shares entitled to vote and are delivered to the officer or agent of the Corporation having custody of the Corporation's records within 60 days after the date that the earliest written consent was delivered. Within 10 days after obtaining an authorization of an action by written consent, notice shall be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action. if the action creates dissenters' rights, the notice shall contain a clear statement of the right of dissenting shareholders to be paid the fair value of their shares upon compliance with and as provided for by the state law governing corporations.

                            ARTICLE III. OFFICERS

Section 1. Officers; Election; Resignation; Vacancies. The Corporation shall have the officers and assistant officers that the Board of Directors appoint from time to time. Except as otherwise provided in an employment agreement which the Corporation has with an officer, each officer shall serve until a successor is chosen by the directors at a regular or special meeting of the directors or until removed. Officers and agents shall be chosen, serve for the terms, and have the duties determined by the directors. A person may hold two or more offices.

Any officer may resign at any time upon written notice to the Corporation. The resignation shall be effective upon receipt, unless the notice specifies a later date. if the resignation is effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date provided the successor officer does not take office until the future effective date. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 2. Powers and Duties of officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

Section 3. Removal of Officers. An of f icer or agent or member of a committee elected or appointed by the Board of Directors may be removed by the Board with or without cause whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer, agent or member of a committee shall not of itself create contract rights. Any officer, if appointed by another officer, may be removed by that officer.

Section 4. Salaries. The Board of Directors may cause the Corporation to enter into employment agreements with any officer of the Corporation. Unless provided for in an employment agreement between the Corporation and an officer, all officers of the Corporation serve in their capacities without compensation.

Section 5. Bank Accounts. The Corporation shall have accounts with financial institutions as determined by the Board of Directors.
                           ARTICLE IV. DISTRIBUTIONS

	The Board of Directors may, from time to time, declare distributions
        to its shareholders in cash, property, or   its own shares, unless
        the distribution would cause (i) the Corporation to be unable to pay its debts as they become due in the usual course of business, or (ii) the Corporation's assets to be less than its liabilities
        plus the amount   necessary, if the Corporation were dissolved at
        the time of the distribution, to satisfy the preferential rights of shareholders whose rights are superior to those receiving the distribution. The shareholders and the * Corporation may enter into an agreement requiring the distribution of corporate profits, subject to the provisions of law.

                         ARTICLE V. CORPORATE RECORDS

Section 1. Corporate Records. The corporation shall maintain its records in written form or in another form capable of conversion into written form within a reasonable time. The Corporation shall keep as permanent records
minutes of all meetings   of its shareholders and Board of Directors, a
record of all actions taken by the shareholders or Board of Directors
without a      meeting, and a record of all actions taken by a committee
of the Board of Director's on behalf of the Corporation. The
Corporation shall maintain accurate accounting records and a record of its shareholders in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares
showing the number and series of   shares held by each.

     The Corporation shall keep a copy of its articles or restated articles of incorporation and all amendments to them currently in affect; these Bylaws or restated Bylaws and all amendments currently in effect; resolutions adopted by the Board of Directors creating one or more classes or series of shares and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding; the minutes of all shareholders'
     meetings and records of all actions taken by        shareholders
     without a meeting for the past three years; written communications
     to all shareholders generally or all shareholders    of a class of
     series within the past three years, including the financial statements furnished for the last three years; a list of names and business street addresses of its current directors and officers; and its most recent annual report delivered to the Department of State.

Section 2. Shareholders, inspection Rights. A shareholder is entitled to inspect and copy, during regular business hours at a reasonable location specified by the Corporation, any books and records of the Corporation. The shareholder must give the Corporation written notice of this demand at least five business days before the date on which he wishes to inspect and copy the record(s). The demand must be made in good faith and for a proper purpose. The shareholder must describe with reasonable particularity the purpose and the records he desires to inspect, and the records must be directly connected with this purpose. This Section does not affect the right of a shareholder to inspect and copy the shareholders' list described in this
Article if the shareholder is in litigation with the Corporation. In such a case, the shareholder shall have the same rights as any other litigant to compel the production of corporate records for examination.

	The Corporation may deny any demand for inspection if the demand was made for an improper purpose, or if the demanding shareholder has within the two years preceding his demand, sold or offered for sale any list of shareholders of the Corporation or of any other corporation, has aided or abetted any person in procuring any list of shareholders for that purpose, or has improperly used any information secured through any prior examination of the records of this Corporation or any other corporation.

Section 3. Financial Statements for Shareholders. Unless modified by resolution of the shareholders within 120 days after the close of each fiscal year, the Corporation shall furnish its shareholders with annual financial statements which may be consolidated or combined statements of the Corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a
statement of cash flows for that year. if   financial statements are
prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis.

	If the annual financial statements are reported upon by a public accountant, his report must accompany them. If not, the statements must be accompanied by a statement of the President or the person responsible for the Corporation's accounting records stating his reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation and describing any respects
        in which the statements were not prepared   on a basis of
        accounting consistent with the statements prepared for the preceding year. The Corporation shall mail the annual financial
        statements to each shareholder within 120 days after the   close of
        each fiscal year or within such additional time   thereafter as is
        reasonably necessary to enable the Corporation to prepare its
        financial statements. Thereafter, on written request   from a
        shareholder who was not mailed the statements, the corporation shall mail him the latest annual financial statements.

Section 4. Other Reports to Shareholders. If the Corporation indemnifies or advances expenses to any director, officer, employee or agent otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall report the indemnification or advance in writing to the shareholders with or before the notice of the next annual shareholders'
 meeting, or prior to the meeting if the
indemnification or advance occurs after the giving of the notice but prior to the time the annual meeti ' ng is held.
This report shall include a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

	If the Corporation issues or authorizes the issuance of shares for promises to render services in the future, the Corporation shall report in writing to the shareholders the number of shares authorized or issued, and the consideration received by the corporation, with or before the notice of the next
        shareholders'   meeting.

                        ARTICLE VI. STOCK CERTIFICATES

Section 1. Issuance. The Board of Directors may authorize the issuance of some or all of the shares of any or all of its classes or series without certificates. Each certificate issued shall be signed by the President and the Secretary (or the Treasurer). The rights and obligations of shareholders are identical whether or not their shares are represented by certificates.

Section 2. Registered Shareholders. No certificate shall be issued for any share until the share is fully paid. The Corporation shall be entitled to treat the holder of record of shares as the holder in fact and, except
as otherwise provided by law, shall not     be bound to recognize any
equitable or other claim to or interest in the shares.

Section 3. Transfer of Shares. Shares of the Corporation shall be transferred on its books only after the surrender to the Corporation of the share certificates duly endorsed by the holder of record or attorney- in- fact. If the surrendered certificates are canceled, new certificates shall be issued to the person entitled to them, and the transaction recorded on the books of the Corporation.

Section 4. Lost, Stolen or Destroyed Certificates. If a shareholder claims to have lost or destroyed a certificate of shares issued by the Corporation, a new certificate shall be issued upon the delivery to the Corporation of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and, at the discretion of the Board of Directors, upon the deposit of a bond or other indemnity as the Board reasonably requires.

                          ARTICLE VII. INDEMNIFICATION

Section 1. Right to Indemnification. The Corporation hereby indemnifies each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the Corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys, fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The
Corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, whether or not the Corporation would have the legal power to indemnify them directly against such liability.

Section 2. Advances. Costs, charges and expenses (including attorneys, fees) incurred by a person referred to in Section 1 of this Article in defending a civil or criminal proceeding shall be paid by the Corporation in advance of the final disposition thereof upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified by the Corporation as authorized by this Article, and upon satisfaction of other conditions required by current or future legislation.

Section 3. Savings Clause. If this Article or any portion of it is invalidated on any ground by a court of competent jurisdiction, the Corporation nevertheless indemnifies each person described in Section 1 of this Article to the fullest extent permitted by all portions of this Article that have not been invalidated and to the fullest extent permitted by law.

                           ARTICLE VIII. AMENDMENT

        These Bylaws may be altered, amended or repealed, and new Bylaws adopted, by a majority vote of the directors or by a vote of the shareholders holding a majority of the shares.

        I certify that these are the Bylaws adopted by the Board Of Directors of the Corporation.


        January  23, 1996                                   WFO Rosenmiller
        Date                                                WFO Rosenmiller







                            ARTICLES OF INCORPORATION
                                     of
                          Central American Equities Corp.


                                 ARTCILE I. NAME

The name of this Florida corporation is:

                   Central American Equities Corp.


                               ARTICLE II. ADDRESS

The mailing address of the Corporation is:

                   Central American Equities Corp.
                   P.O. Box 669
                   Palm Beach FL 33480

                           ARTICLE III. CAPITAL STOCK

The Corporation shall have the authority to issue 20,000,000 shares of common stock, par value S.001 per share.

The Corporation shall have the authority to issue 1,000,000 shares of preferred stock, par value S.001 per share, which may divided into series and with the preferences, limitations and relative rights determined by the Board of Directors.

                           ARTICLE V. REGISTERED AGENT

The name and address of the registered agent of the Corporation is:

                      Corporate Creations Enterprises, Inc.
                      4521 PGA Boulevard, Suite 211
                      Palm Beach Gardens FL 33418

                          Article V. Board of Directors

The affairs of the Corporation shall be managed by a Board of Directors consisting of no less than one director. The number of directors may be increased or decreased from time to time in accordance with the Bylaws of the Corporation.

                                                              H96000001110

Corporate Creations International Inc.
4521 PGA Boulevard - Suite 211
Palm Beach Gardens FL 33418-3967
(407)694-8107

The election of directors shall be done in accordance with the Bylaws. The directors shall be Protected from personal liability to the fullest extent permitted by law. The name of each initial member of the
Corporation's Board of   Directors is:

                      Dale B. Finfrock, Jr.


                          Article VI. Incorporator

The name and address of the incorporator is:

			Corporate Creations International Inc.
                        4521 PGA Boulevard & Suite 211
			Palm Beach Gardens FL 33418-3967

                      Article VII. Corporate Existence

The corporate existence of the Corporation shall begin effective
January 23, 1996


                     Article VIII. Anti-Takeover Opt Out

The Corporation elects not to be governed by the Affiliated Transactions Statute, P.S. 607.0901. The Control Share
Acquisitions Statute, P.S. 607.0902, shall not apply to control share acquisitions of shares of the Corporation.

The authorized representative of the incorporator executed these Articles of Incorporation on January 24, 1996

Corporate Creations International Inc.

By:  Frank A. Rodriguez, President
     Frank A. Rodriguez, President

                                                        H96000001110


Corporate Creations International Inc.
4521 PGA Boulevard - Suite 211
Palm Beach Gardens, Florida  33418-3967
(407)694-8107




                                OPTION AGREEMENT

	This Agreement is entered into this 9th day of April 1998 between Central American Equities, a Florida Corporation ("Company") and Elsa Monge (Purchaser).

	Option. Company hereby grants to Purchaser an option to purchase 10,000 shares of Company's common stock at $1.00 per share ("Option Shares*). The option granted by this Agreement shall vest 20% per year, so that Purchaser shall have the right to purchase 2,000 shares per year for five years in accordance with the terms of this agreement.

	Exercise of Option'. Purchaser shall have the right to purchase all or any part of the Option Shares upon written notice of the exercise of the option on or before December 31 st of each year in which an option is granted, commencing in 1998. In the event Purchaser exercises the option to purchase less than the total number of shares available under the option, Purchaser shall be entitled subsequently to exercise the option as to any remaining Option Shares 50 Jong as notice of the exercise of said option conforms to the terms of this agreement.

	Delivery of Option Shares. Within five days after receiving written notice of the exercise of the option set forth herein, Company shall deliver stock certificates representing the Option Shares and any and all other documents which are required to transfer the Option Shares, duly endorsed for transfer, to the purchaser thereof and shall receive the consideration therefor.

	Failure to Exercise Option. In the event Purchaser does not elect to purchase all of the Option Shares in any given year (2,000 per year), the option granted by this Agreement shall I be deemed expired as to such remaining Option Shares and purchaser shall have no further right to purchase said shares pursuant to the terms of this Agreement.

	Notice of Exercise of Option. If Purchaser elects to purchase Option Shares pursuant to this Agreement, Purchaser shall give written notice of such election, setting forth the number of Option Shares to be purchased, to:

Central American Equities
c/o Talley King & Company
19200 Von Karman, Suite 850
Irvine, Ca. 92715

	To be effective, said written notice must be actually received by Company no later than 5:00 p.m on December 31 st of each Option Year. In the event December 31 st in any Option Year falls on a Sunday or a legal holiday, said notice must be actually received by Company no later than 5:00 p.m. on the last regular business day prior to December 31 of each Option Year.

	Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the matters contemplated herein. This Agreement supersedes any and all prior understandings, promises, covenants, or agreements as to the subject matter of this Agreement.

	Amendments/Modifications. Any provision in this Agreement may be amended and/or modified only in writing signed by the party to be charged.

Dated:  April 9, 1998

Company
By  Richard Talley
    Richard Talley/Paul King
    Authorized Representatives


Dated:  April 9, 1998

Purchaser
Elsa Monge
Elsa Monge



                              OPTION AGREEMENT

	This Agreement is entered into this 9th day of April 1998 between
        Central American Equities, a Florida Corporation   ("Company")
        and Sherman Johnson (Purchaser).

	Option- Company hereby grants to Purchaser an option to purchase
        15,000 shares of Company's common stock at   $1.00 per share
        ('Option Shares'). The option granted by this Agreement shall
        vest 20% per year, so that Purchaser shall   have the right
        to purchase 2,000 shares per year for five years in accordance with the terms of this agreement.

	Exercise of Option. Purchaser shall have the right to purchase all or any part of the Option Shares upon written notice of the exercise of the option on or before December 31 st of each year in which an option is granted, commencing in 1998. In the event Purchaser exercises the option to purchase less than the total number of shares available under the option, Purchaser shall be entitled subsequently to exercise the option as to any remaining Option Shares so long as notice of the exercise of said option conforms to the terms of this agreement.

	Delivery of Option Shares. Within five days after receiving written notice of the exercise of the option set forth herein, Company shall deliver stock certificates representing the Option Shares and any and all other documents which are required to transfer the Option
         Shares, duly endorsed for transfer, to the purchaser thereof and shall receive the consideration therefor.

	Failure to Exercise Option. In the event Purchaser does not elect to purchase all of the Option Shares in any given year (2,000 per year), the option granted by this Agreement shall be deemed expired as to such remaining Option Shares and purchaser shall have no further right to purchase said shares pursuant to the terms of this Agreement.

	Notice of Exercise of Option. If Purchaser elects to purchase Option Shares pursuant to this Agreement, Purchaser shall give written notice of such election, setting forth the number of Option Shares to be purchased, to:

Richard Talley/Paul King
Central American Equities
c/o Talley King & Company
19200 Von Karman, Suite 850
Irvine, Ca. 92715

	To be effective, said written notice must be actually received by Company no later than 5:00 p.m on December 31 st of each Option Year. In the event December 31 st in any Option Year falls on a Sunday or a legal holiday, said notice must be actually received by Company no later than 5:00 p.m. on the last regular business day prior to December 31 of each Option Year.

	Entire Agreement . This Agreement constitutes the entire agreement of the parties with respect to the matters contemplated herein. This Agreement supersedes any and all prior understandings, promises, covenants, or agreements as to the subject matter of this Agreement.

	Amendments/Modifications. Any provision in this Agreement may be amended and/or modified only in writing signed by the party to be charged.

DATED:  April 9, 1998

Company

By  Richard Talley
    Richard Talley/Paul King
    Authorized Representatives


DATED:  April 9, 1998

Purchaser


By  Sherman Johnson
    Sherman Johnson






                                OPTION AGREEMENT

	This Agreement is entered into this 9th day of April 1998 between Central American Equities, a Florida Corporation ("Company") and Brian Frazee (Purchaser).

	Option. Company hereby grants to Purchaser an option to purchase 10,000 shares of Company's common stock at $1.00 per share ("Option Shares"). The option granted by this Agreement shall I vest 20% per year, so that Purchaser shall have the right to purchase 2,000 shares per year for five years in accordance with the terms of this agreement.

	Exercise of Option. Purchaser shall have the right to purchase all or any part of the Option Shares upon written notice of the exercise of the option on or before December 3 1 st of each year in which an option is granted, commencing in 1998. In the event Purchaser exercises the option to purchase less than the total number of shares available under the option, Purchaser shall be entitled subsequently to exercise the option as to any remaining Option Shares so long as notice of the exercise of said option conforms to the terms of this agreement.

	Delivery of Option Shares. Within five days after receiving written notice of the exercise of the option set forth herein, Company shall deliver stock certificates representing the Option Shares and any and all other documents which are required to transfer the Option Shares, duly endorsed for transfer, to the purchaser thereof and shall receive the consideration therefor.

	Failure to Exercise Option. In the event Purchaser does not elect to purchase all of the Option Shares in any given year (2,000 per year), the option granted by this Agreement shall I be deemed expired as to such remaining Option Shares and purchaser shall have no further right to purchase said shares pursuant to the terms of this Agreement.

	Notice of Exercise of Option. If Purchaser elects to purchase Option Shares pursuant to this Agreement, Purchaser shall give written notice of such election, setting forth the number of Option Shares to be purchased, to:

Richard Talley/Paul King
Central American Equities
c/o Talley King & Company
19200 Von Karman, Suite 850
Irvine, Ca. 92715


	To be effective, said written notice must be actually received by Company no later than 5:00 p.m on December 31 st of each Option Year. in the event December 31 st in any Option Year falls on a Sunday or a legal holiday, said notice must be actually received by Company no later than 5:00 p.m. on the last regular business day prior to December 31 of each Option Year.

	Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the matters contemplated herein. This Agreement supersedes any and all prior understandings, promises, covenants, or agreements as to the subject matter of this Agreement.

	Amendments/Modifications. Any provision in this Agreement may be amended and/or modified only in writing signed by the party to be charged.

Dated: 4/9/98

Company

By   Richard Talley
     Richard Talley/Paul King
     Authorized Representatives


DATED: 4/9/98

Purchaser
     Brian Frazee
     Brian Frazee